January 27, 2014

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	YOU On Demand Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed April 8, 2013
File No. 001-35561

We hereby submit the responses of YOU On Demand Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters, dated January 16, 2014 and December 20, 2013, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K.

For the convenience of the Staff, each of the Staff’s comments is included (in bold) and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Corporate Structure, page 8

1. We note your response to prior comment 1 from our letter dated December 20, 2013, including that at present your “only VIE is Beijing Sinotop….” However, your chart, depicting VIE agreements between Jinan Zhongkuan and WFOE Beijing China Broadband Network Technology Co., Ltd., appears to demonstrate that Jinan Zhongkuan is also a VIE. Please advise.

Company Response: The Staff is correct that at present we have VIE arrangements with Jinan Zhongkuan and WFOE Beijing China Broadband Network Technology Co., Ltd., both of which were related to our legacy businesses. However, our original response was intended to indicate that at present, Beijing Sino Top Scope Technology Co., Ltd. is currently our only active VIE, due to the fact that we are in the process of winding up Jinan Zhongkuan and WFOE Beijing China Broadband Network Technology Co., Ltd. and terminating these two VIE arrangements. We expect the process of terminating the above VIE arrangements to be completed by mid-February 2014. We will promptly file a Current Report on Form 8-K to report such event as well as disclose our then current organizational chart as follows:

Note: Zhang Yan, the sole shareholder of Beijing Sino Top Scope Technology Co., Ltd. (“Sinotop Beijing”), and a party to certain VIE arrangements between Sinotop Group Limited and Sinotop Beijing, is the wife of Weicheng Liu, our Chief Executive Officer.

1. Sinotop VIE Agreements, including with Zhang Yan, the sole shareholder of Sinotop Beijing.

(1)	Management Services Agreement between Sinotop Beijing and Sinotop Hong Kong, dated as of March 9, 2010.
(2)	Option Agreement among Sinotop Hong Kong, Sinotop Beijing and the sole shareholder of Sinotop Beijing (Zhang Yan), dated March 9, 2010.
(3)	Termination, Assignment and Assumption Agreement, dated June 4, 2012, by and among Sinotop Hong Kong, YOD WFOE, Sinotop Beijing and Zhang Yan, as the sole shareholder of Sinotop Beijing.
(4)

Equity Pledge Agreement, dated June 4, 2012, by and among Sinotop Beijing, YOD WFOE and Zhang Yan, as the sole shareholder of Sinotop Beijing. Pursuant to the Pledge Agreement, the Pledge was registered with the competent office of China's State Administration for Industry and Commerce in Beijing on June 11, 2012.

(5)	Voting Rights Proxy Agreement, dated June 4, 2012, by and among Sinotop Beijing, YOD WFOE and Zhang Yan, as the sole shareholder of Sinotop Beijing.
(6)	Power of Attorney, dated June 4, 2012 executed by Zhang Yan as the sole shareholder of Sinotop Beijing.

2. Cooperation Agreement, by and among, Sinotop Beijing, Hua Cheng Hu Dong (Beijing) Film and Television Communication Co., Ltd. (“Hua Cheng”) and Zhong Hai Shi Xun Information Technology Co., Ltd. (“Zhong Hai Video”), dated September 30, 2010. The controlling party of Hua Cheng is Hua Cheng Film and Television Digital Programs Co. Ltd. (“Hua Cheng Digital”) and Sinotop Beijing owns 39% of Hua Cheng. Hua Cheng Digital is not related to us or our principles.

2. We note your response to prior comment 3 from our letter dated December 20, 2013 regarding the rights of minority shareholders in joint ventures. Revise your organizational chart to show Hua Cheng Hug Dong (Beijing) Film and Television Communication Co., Ltd, your joint venture partner 20% ownership of the JV Zhong Hai Video, 80% owned by Sinotop Beijing. Disclose the control person of this entity and explain in footnotes any relationships, by marriage, familial, business, or otherwise, to you or your principals, as appropriate.

Company Response: Please see the organizational chart included in our response to Comment 1 above and footnote 2 thereto.

3. We note your response to comment 3 from our letter dated December 20, 2013 and reissue in part. Please revise the footnotes to your organizational chart to provide the name, signatories and date of effectiveness for all of your JV, VIE and Trust agreements. In addition, please explain the purpose and function of “YOD WFOE.” Please list the agreements between YOD WFOE and Sinotop Beijing, including name, signatories and date of effectiveness. Please also provide the date and location of equity pledge agreement registrations, including date of effectiveness.

Company Response: Please see the organizational chart included in our response to Comment 1 above with updated footnotes.

The Company formed YOD WFOE so that Sinotop Hong Kong could assign all of its rights and obligations under certain VIE agreements entered into among Sinotop Hong Kong, Sinotop Beijing and Zhang Yan to YOD WFOE. These VIE agreements (“Original VIE Agreements”) include:

(1)	Management Services Agreement between Sinotop Beijing and Sinotop Hong Kong, dated as of March 9, 2010
(2)	Equity Pledge Agreement among Sinotop Hong Kong, Sinotop Beijing and the sole shareholder of Sinotop Beijing (Zhang Yan), dated March 9, 2010.
(3)	Option Agreement among Sinotop Hong Kong, Sinotop Beijing and the sole shareholder of Sinotop Beijing (Zhang Yan), dated March 9, 2010.
(4)	Voting Rights Proxy Agreement among Sinotop Hong Kong, Sinotop Beijing and the sole shareholder of Sinotop Beijing (Zhang Yan), dated March 9, 2010.

On June 4, 2012, Sinotop Hong Kong, YOD WFOE, Sinotop Beijing and Zhang Yan, as the sole shareholder of Sinotop Beijing, entered into certain Termination, Assignment and Assumption Agreement, dated June 4, 2012 (the “Assignment Agreement”), pursuant to which, among others, Sinotop Hong Kong permanently and irrevocably assigned to YOD WFOE all of its rights and obligations under the Original VIE Agreements. In addition, according to the Assignment Agreement, the Equity Pledge Agreement and the Voting Rights Proxy Agreement, each dated as of March 9, 2010, were terminated and concurrently with such termination, Sinotop Beijing, YOD WFOE and Zhang Yan entered into replacement Equity Pledge Agreement and Voting Rights Proxy Agreement.

4. Label the entities in your organizational chart as WFOEs, JVs, or VIEs, as appropriate, as previously requested in comment 3 from our letter dated December 20, 2013.

Company Response: Please see the organizational chart included in our response to Comment 1 above.

5. We note your response to prior comment 3 from our letter dated December 20, 2013, with respect to risks with JVs. Please tell us the “certain significant corporate events” for which the consent of Hua Cheng Hu Dong would be required by Sinotop Beijing, your VIE.

Company Response: According to the Articles of Association of the JV, Zhong Hai Video, the following corporate actions would require a unanimous shareholders vote:

(1)	increase or decrease of registered capital of the company;
(2)	mergers, consolidation or deconsolidation of the company;
(3)	sale of significant assets or business of the company;
(4)	loans or guarantees on loans of over RMB10 million;
(5)	settlement of litigation or arbitration claims; and
(6)	amendments to the Articles of the Association.

6. Amend your organizational chart to clearly depict your VIE arrangements between Sinotop Group Limited and Sinotop Beijing, as discussed in your response to prior comment 6. The current depiction shows VIE agreements between YOD WFOE and Sinotop Beijing, not with Sinotop Group Limited.

Company Response: As discussed in our response to Comment 3 and the organizational chart included in our response to Comment 1 above, effective June 4, 2012 Sinotop Hong Kong assigned all of its rights and obligations under certain VIE agreements entered into among Sinotop Hong Kong, Sinotop Beijing and Zhang Yan to YOD WFOE.

7. We note your response to comment 6 from our letter dated December 20, 2013. Please revise your chart to identify Zhang Yan as the wife of Weicheng Liu, your Chief Executive Officer. Include this information in your related party disclosure as appropriate.

Company Response: Please see the organizational chart included in our response to Comment 1 above. In addition, we will indicate in our related party disclosure the existence and nature of this relationship in our subsequent filings with the SEC.

Report of Independent Registered Public Accounting Firm, page F-1

8. We note your response to comment 10 from our letter dated December 20, 2013. Please tell us when you plan to file an amended Form 10-K for the year ended December 31, 2012 with the revised accountant’s report.

Company Response: We will file the amendment to the Form 10-K for the year ended December 31, 2012 as soon as practicable, or, if possible, in connection with the SEC clearing of this comment letter. In the amendment, we will indicate that the amendment is being filed for the purpose of including the coming signature (/s/) of our independent auditor, which was inadvertently omitted from the initial filing.

*****

In connection with the responses above, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216.

Sincerely,

YOU On Demand Holdings, Inc.

By: /s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer